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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            PROTOCOL SYSTEMS, INC.
                           (Name of Subject Company)

                            PROTOCOL SYSTEMS, INC.
                     (Name of Person(s) Filing Statement)

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                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

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                                  74371R 10 6
                     (CUSIP Number of Class of Securities)

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                               ROBERT F. ADRION
                     President and Chief Executive Officer
                            Protocol Systems, Inc.
                           8500 S.W. Creekside Place
                              Beaverton, OR 97008
                           Telephone: (503) 526-8500
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on Behalf of the Person(s) Filing Statement).

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                                With a copy to:

                          GREGORY E. STRUXNESS, ESQ.
                                Ater Wynne LLP
                         222 S.W. Columbia, Suite 1800
                              Portland, OR 97201
                                (503) 226-1191

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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  (a) Name and Address. The name of the subject company is Protocol Systems, Inc., an Oregon corporation (the "Company"). The address of the principal executive offices of the Company is 8500 S.W. Creekside Place, Beaverton, Oregon 97008. The telephone number of the principal executive offices of the Company is (503) 526-8500.

  (b) Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated March 20, 1992 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to First Interstate Bank of Oregon, N.A (the "Rights Agent"). There were 8,192,300 Shares outstanding as of May 26, 2000.

Item 2. Identity and Background of Filing Person.

  (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (b) Tender Offer. This Schedule 14D-9 relates to the tender offer by Welch Allyn Acquisition Corporation, an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Welch Allyn, Inc., a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") by Purchaser and Parent on June 7, 2000, relating to an offer to purchase all the issued and outstanding Shares at a purchase price of $16.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 7, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements collectively constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 24, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that upon the prior satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Oregon Business Corporation Act, as amended (the "OBCA"), the Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Entity") and will be a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or held by the Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company, and Shares held by shareholders of the Company who will have properly perfected their dissenters' rights, if any, under Oregon law) will be cancelled and converted automatically into the right to receive an amount equal to the Offer Price in cash, or any greater amount paid per Share in the Offer, without interest (the "Merger Consideration"). Capitalized terms used in this Schedule 14D-9 and not defined in this Schedule 14D-9 have the meanings given such terms in the Merger Agreement. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

  The Schedule TO states that the principal executive offices of Parent and the Purchaser are located at 4341 State Street Road, Skaneateles Falls, New York 13153. The telephone number at the principal executive offices of Purchaser is (315) 685-4100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  (a) Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or

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understandings and no actual or potential conflicts of interest between the
Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Parent or the Purchaser, or their respective executive officers, directors or affiliates.

  (b) Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex B (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after acquiring Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

 Merger Agreement

  The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 13, respectively, of the Offer to Purchase of the Purchaser, dated June 7, 2000 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to shareholders together with this
Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

 Confidentiality Agreement

  On March 9, 2000, Parent and the Company entered into a customary mutual nondisclosure agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides that each party will not, and will cause its respective officers, employees, counsel, accountants, agents and advisors to not, disclose to any third party any Confidential Information and that both parties will use the Confidential Information solely for the purpose of evaluating a potential strategic relationship or transaction. "Confidential Information" includes all information (whether communicated in written form, orally, electronically or otherwise) that is or has been furnished to a party or its representatives by the other party and which concerns the disclosing party or its businesses (including, without limitation, technical, business, financial, customer and product development plans, forecasts, strategies and other information) and which is either confidential, proprietary or otherwise not generally available to the public, subject to certain customary exceptions.

  The Confidentiality Agreement provides for (i) the prompt notification to the other party of any request of disclosure of any Confidential Information by a party, in order to allow the other party to seek a protective order or other appropriate remedy, or to waive the compliance with the provisions of the Confidentiality Agreement, (ii) the acknowledgment by each party that it is aware of the restrictions imposed by the federal securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information, and (iii) the prompt return of the Confidential Information to the other party upon the decision by either party not to enter into a relationship or transaction or upon the request of the other party.

  Additionally, each party agreed that for a period of two years from the date of the Confidentiality Agreement, neither it nor any of its affiliates will take certain actions regarding, among other things, the acquisition of the other party's voting securities or assets, the solicitation of proxies to vote or influence the voting of the other party's voting securities, and the nomination of directors for election at any meeting of shareholders of the other party, without the prior written consent of such other party. Each party also agreed that for a period of two years from the date of the Confidentiality Agreement, it will not, directly or indirectly, solicit for employment any employee of the other party or any of its subsidiaries with whom it had contact or who became known to it in connection with its consideration of a relationship or transaction.

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  The summary of the Confidentiality Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

 Other Agreements Between the Company and Parent

  On April 4, 1997, Parent and the Company signed a distribution agreement under which Parent's Vital Signs Monitor was branded with the Company's QuikSigns trademark, and the Company was granted the exclusive right to distribute and sell the QuikSign branded monitor in the U.S. hospital and military markets. The communication and business activity carried out under this agreement permitted the management of the two companies to become familiar with each other. This distribution agreement was modified and restated in May 1999, generally to permit Parent to sell the vital signs monitor branded with Parent's trademark(s) in the U.S. hospital market. Under this agreement, Parent received payments from the Company in the amount of approximately $1.2 million and $1.8 million during the years ended December 31, 1998 and 1999, respectively.

  In April 1998, Parent entered into an agreement with Pryon Corporation, a wholly owned subsidiary of the Company. Under this agreement, Parent procures from the Company a "sidestream capnography" module that is used as a component in a Parent vital signs monitor. The sidestream capnography module is a system for measuring the end-tidal carbon dioxide concentration in air exhaled by monitored patients. This component supply agreement is in effect for an initial term of three years, subject to extension for up to three additional years. Under this agreement, Parent made payments to the Company in the amount of approximately $6,000 and $172,000 during the years ended December 31, 1998 and 1999, respectively.

 Board of Directors

  Promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any Affiliate of the Purchaser at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board. The Company has secured, or will secure prior to the Initial Expiration Date, conditional resignations of incumbent directors in furtherance thereof. At such times, the Company shall use its best efforts to cause Persons designated by the Purchaser to constitute the same percentage as Persons designated by the Purchaser shall constitute of the Company Board of
(i) each committee of the Company Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

 Stock Options

  The Merger Agreement provides that at the Effective Time, each unexpired and unexercised outstanding option, whether or not then vested or exercisable in accordance with its terms, to purchase shares of Company Common Stock (the "Options") previously granted by the Company or its Subsidiaries under any Company Stock Plan or otherwise shall be automatically converted into the right to receive from the Surviving Entity, at the Effective Time, cash in an amount equal to the product of (i) the Merger Consideration minus the exercise price per share under such Option (or, in the case of options outstanding under the Employee Stock Purchase Plan, the Merger Consideration), times (ii) the number of shares of Common Stock which may be purchased upon exercise of such Option (whether or not then exercisable or vested), less any required withholding, and thereupon each Option shall terminate and each holder thereof shall have no further rights to any Company Common Stock.


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 Amended and Restated Executive Employment Agreements

  In connection with the execution of the Merger Agreement, the Company, at the request of Parent, entered into an Amended and Restated Executive Employment Agreement (each, a "Restated Employment Agreement") with each of its executive officers. The Restated Employment Agreements will become effective only upon the purchase of Shares pursuant to the Offer (the "Effective Date"), and will be null and void if Shares are not purchased pursuant to the Offer. Each Restated Employment Agreement specifies the executive officer's base salary and target bonus. The Restated Employment Agreements are for a term ending two years after the Effective Date, provided that if a "Change of Control" (as defined in the Restated Employment Agreements and described below) occurs before that date, the Restated Employment Agreements will continue in effect until one year after the Change of Control. If a Restated Employment Agreement is terminated by the Company without "Cause" (as defined in the Restated Employment Agreements and described below) or is terminated by the executive officer for "Good Reason" (as defined in the Restated Employment Agreements and described below) within two years after the Effective Date, the executive officer is entitled to receive a lump sum payment equal to one year's base salary plus an amount equal to any annual bonus that the executive officer would have been entitled to had he remained employed for the remainder of the fiscal year in which the termination occurred, provided that the amount of such payment shall be pro rated based on the portion of the period actually employed. If a Restated Employment Agreement is terminated for Cause, all pay and benefits under the Restated Employment Agreement will cease as of the effective date of the termination. In the event of the death of an executive officer, the estate of the executive officer would receive a lump sum payment equal to six months base salary at the then current rate. In the event of the termination of a Restated Employment Agreement due to an executive officer's disability, the executive officer would continue to receive his base salary for five months after he was no longer able to perform his duties. In the event of either death or disability, the executive officer would also be entitled to receive a payment equal to any incentive bonus the executive officer would have earned, pro rated based on the portion of the period actually employed.

  For a period of one year following a Change of Control, each executive officer would have the right to terminate his employment for Good Reason and to receive upon such termination or upon a termination by the Company other than for Cause, a lump sum payment in an amount equal to 12 months base salary (or, in the case of Messrs. Adrion, Fee and Welch, 24 months base salary), plus an amount equal to the amount the executive officer would have received in incentive plan bonuses for the year in which the termination occurred based on the Company's actual performance for the year (or, in the case of Messrs. Adrion, Fee and Welch, two times the amount). With respect to any termination by the Company without Cause or any termination by an executive officer for Good Reason, the executive officer would be entitled to the continuation of health and insurance benefits for certain periods. Each Restated Employment Agreement includes a covenant not to compete that prohibits the executive officer from owning, operating or working for any business in the United States that is selling or developing products that compete with those of the Company for a period of twelve months after his employment with the Company is terminated.

  For purposes of the Restated Employment Agreements, a "Change of Control" includes (i) any merger or consolidation transaction to which Parent or the Company is a party that results in the shareholders of the Company or Parent (as the case may be) immediately before such transaction owning less than fifty percent of the total combined voting power of the surviving corporation in the transaction, (ii) the sale of substantially all of the assets of Parent or the Company to any person that is not an affiliate of Parent, or (iii) shareholder approval of the liquidation of the Company. For purposes of the Restated Employment Agreements, "Cause" means the failure to satisfactorily perform the duties assigned to the executive officer within a certain period after notice of such failure is given or commission of certain illegal or wrongful acts. For purposes of the Restated Employment Agreements, "Good Reason" includes any of the following events that have not been corrected within thirty days after written notice by the executive of such event: (i) a change in executive's reporting responsibilities, titles or offices which has the effect of materially diminishing the executive's responsibility or authority, other than a change in administrative responsibilities attributable to conversion of the Company from a public company to a subsidiary of a private company as a result of the Merger; (ii) a reduction in the executive's base salary or

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in the target percentage of incentive compensation to which the executive is entitled; (iii) a material reduction in the aggregate expenditures to provide certain employee benefits to the executive other than reductions in cost achieved without a material reduction in benefits to the executive; (iv) the failure of the Company to implement a new management bonus plan and/or a new long-term incentive plan; (v) a requirement that the executive be based anywhere other than within twenty-five miles of the executive's job location at the time of the Change of Control; or (vi) a material breach of the Restated Employment Agreement by the Company.

  The Restated Employment Agreements provide that the consummation of the transactions contemplated by the Merger Agreement will not constitute a "Change of Control" for purposes of the existing Employment Agreements and include an unconditional waiver by the executive officer of all rights granted to the executive officer under the existing Employment Agreements that might result from the transaction contemplated by the Merger Agreement. Mr. Adrion's Restated Employment Agreement also states that he waives all rights granted to him by virtue of the Company's offer of employment letter dated June 16, 1999. Such rights include his right to receive certain restricted stock awards in the future. In consideration of this waiver of rights, Mr. Adrion and Parent entered into an agreement dated May 24, 2000 pursuant to which Mr. Adrion will receive certain additional grants under the long-term incentive plan to be established by Parent. The summary of the Restated Employment Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Restated Employment Agreement, copies of which are filed as Exhibits (e)(3) through (e)(11) to this Schedule 14D-9 and are incorporated herein by reference.

 Retention Bonus Agreements

  In connection with the execution of the Restated Employment Agreements, each executive officer also entered into a Retention Bonus Agreement (each, a "Retention Bonus Agreement") with the Company. The Retention Bonus Agreements will become effective only upon the purchase of Shares pursuant to the Offer, and will be null and void if Shares are not purchased pursuant to the Offer. Each Retention Bonus Agreement provides for the payment of a bonus in an amount equal to a specified percentage of the executive officer's base salary on each of the first and second annual anniversaries of the effective date of the Retention Bonus Agreement, provided that the executive officer is still employed by the Company on the payment date. The Retention Bonus Agreements permit the executive officers to elect an alternative payment methodology that provides bonus payments on the sixth month and second annual anniversaries of the effective date of the Retention Bonus Agreement under the same conditions described above. The summary of the Retention Bonus Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Retention Bonus Agreements, copies of which are filed as Exhibits (e)(12) through (e)(20) to this Schedule 14D-9 and are incorporated herein by reference.

 Employee Matters

  The Merger Agreement provides that Parent will take all necessary action to ensure that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company will continue to be provided with (whether by Parent, the Surviving Entity or otherwise) employee benefit plans (other than stock option or other plans involving the potential issuance of securities or other equity-based instruments of the Company) which in the aggregate are not materially less favorable than those currently provided by the Company to such employees; provided that, subject to compliance with this obligation, Parent reserves the right to review all employee benefits after the Effective Time and to make such changes as it deems appropriate, including the right to discharge or otherwise take actions against any such employee. The Merger Agreement provides that Parent intends to cause the Surviving Entity to provide or enter into new incentive and performance based compensation plans or arrangements with management employees of the Company, the purpose of which will be to provide such management employees with incentive and performance based compensation.

  For purposes of determining eligibility to participate, waiting periods, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of Parent, the

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Surviving Entity or any of their respective Subsidiaries, employees of the
Company and its Subsidiaries as of the Effective Time shall receive service credit for service with the Company and its Subsidiaries, provided, that service with the Company or any of its Subsidiaries for any employee of the Company or any of its Subsidiaries shall not be credited for benefit accrual or entitlement to benefits under any employee benefit plan or arrangement of Parent, the Surviving Entity or any of their respective Subsidiaries if such service was credited for benefit accrual or entitlement to benefits under any Company Plan.

  The Merger Agreement also provides that Parent will and will cause the Surviving Entity and its Subsidiaries to (i) cause any pre-existing condition or limitation and any eligibility waiting periods under any group health plans of Parent or any of its Subsidiaries to be waived with respect to employees of the Company and its Subsidiaries and their eligible dependents, and (ii) give each employee of the Company and its Subsidiaries credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or such later date on which participation commences) during the applicable plan year, in both instances subject to the consent (where required) of any insurance company or other third party.

  Parent has also agreed to cause the Surviving Entity to assume and honor in accordance with their terms all written employment, severance and termination plans and agreements (including change in control provisions) of employees of the Company and its Subsidiaries as in effect on the Closing Date, subject to all rights to amend or terminate as set forth therein.

 Indemnification

  The Merger Agreement requires that the articles of incorporation and by-laws of the Surviving Entity contain provisions with respect to indemnification substantially to the same effect as those set forth in the articles of incorporation of the Company (the "Company Charter") and by-laws of the Company (the "Company Bylaws") on the date of the Merger Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required after the Effective Time by applicable law.

  Additionally, the Merger Agreement provides that the Parent shall cause the Surviving Entity to the fullest extent permitted under applicable law or under the Surviving Entity's articles of incorporation or bylaws, to indemnify and hold harmless the present and former officers, directors and employees of the Company and any of its Subsidiaries (each an "Indemnified Party" and collectively the "Indemnified Parties"), against any costs or expenses (including attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company Charter or the Company Bylaws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement.

  Further, under the Merger Agreement, Parent will provide, or cause the Surviving Entity, to provide for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

  The foregoing description of the indemnification provided to the directors and officers of the Company pursuant to the Merger Agreement is qualified by reference to the complete text of Section 6.9 of the Merger Agreement, which is incorporated by reference herein. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9.

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Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors. At a meeting held on May 24, 2000, the Company Board, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) unanimously resolved to recommend that the Company's shareholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger.

  A letter to the shareholders communicating the Company Board's recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits(a)(1) and (a)(3), respectively, and are incorporated by reference herein.

  (b) Background of the Offer; Reasons for the Recommendation.

 Background of the Transaction

  The business relationship between Parent and the Company began in September 1996, when Parent initiated discussions with the Company regarding the Company's distribution of Parent's Vital Signs Monitor product. On April 4, 1997, Parent and the Company signed a distribution agreement under which Parent's Vital Signs Monitor was branded with the Company's QuikSigns trademark, and the Company was granted the exclusive right to distribute and sell the QuikSign branded monitor in the US hospital and military markets. The communication and business activity carried out under this agreement permitted the management of the two companies to become familiar with each other. This distribution agreement was modified and restated in May 1999, generally to permit Parent to sell the vital signs monitor branded with Parent's trademark(s) in the U.S. hospital market. Under this agreement, Parent received payments from the Company in the amount of approximately $1.2 million and $1.8 million during the years ended December 31, 1998 and 1999, respectively.

  During 1997, the Company invited Parent representatives to its facilities in Beaverton for discussions about potential strategic relationships between the companies, including the concept of an acquisition of the Company by Parent. No negotiations or further discussions regarding an acquisition of the Company resulted from this meeting.

  In April 1998, Parent entered into an agreement with Pryon Corporation, a wholly owned subsidiary of the Company. Under this agreement, Parent procures from the Company a "sidestream capnography" module that is used as a component in a Parent vital signs monitor. The sidestream capnography module is a system for measuring the end-tidal carbon dioxide concentration in air exhaled by monitored patients. This component supply agreement is in effect for an initial term of three years, subject to extension for up to three additional years. Under this agreement, Parent made payments to the Company in the amount of approximately $6,000 and $172,000 during the years ended December 31, 1998 and 1999, respectively.

  From time to time during 1998 and 1999, the Company discussed possible strategic alliances with various companies. Beginning in the latter half of 1999, the Company, recognizing the need to expand its product offerings, market reach and distribution capabilities, undertook a concerted effort to identify larger companies that might have an interest in developing a strategic alliance or partnership arrangement with the Company involving joint product development, marketing or distribution arrangements. This effort resulted in discussions with a number of companies during the remainder of 1999, including discussions with Companies A, B and C.

  In November 1999, Invivo Corporation ("Invivo") approached the Company and proposed a business combination in which Invivo would purchase 100% of the issued and outstanding common stock of the Company for $10.00 per share, consisting of $5.00 per share in cash and $5.00 per share in Invivo common stock (the "Invivo Proposal").

  The Company Board considered the Invivo Proposal at a regularly scheduled meeting of the Board on November 16, 1999, and concluded that the transaction proposed was not consistent with the Company's

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strategic plans and objectives and would not be in the best interests of the
Company's shareholders. Robert F. Adrion, the Company's President and Chief Executive Officer informed James W. Hawkins, President and Chief Executive Officer of Invivo, of the Board's decision by letter dated November 16, 1999.

  By letter dated November 30, 1999 Mr. Hawkins requested that the Board reconsider the Invivo Proposal.

  On December 17, 1999, Invivo made a public announcement of the Invivo Proposal. The Company responded to Invivo's public announcement with a press release stating, among other things, the Company's intention to act in a manner that would be in the long term best interests of the Company's shareholders.

  After the public announcement of the Invivo Proposal, Mr. Adrion received telephone calls from the financial advisors or executive officers of two companies, including Company A, each generally indicating interest in the possibility of engaging in preliminary discussions of a potential business combination transaction. Mr. Adrion generally advised these companies that the Company was in the process of engaging a financial advisor to assist the Company Board with respect to the Invivo Proposal and the assessment of the Company's strategic plan and alternatives, and indicated that the Company would prefer to move forward with that process before beginning discussions of any potential business combination transaction.

  On December 23, 1999, the Company engaged SG Cowen Securities Corporation ("SG Cowen") to advise the Company Board with respect to the Invivo Proposal and related matters.

  On January 31, 2000, Mr. Hawkins called Mr. Adrion and reiterated Invivo's interest in meeting with the Company's management to discuss the Invivo Proposal. Mr. Adrion indicated the Company's willingness to meet to discuss the Invivo Proposal, provided that a customary mutual nondisclosure and standstill agreement was executed by the parties before the meeting.

  On February 2, 2000 Mr. Hawkins informed Mr. Adrion that Invivo would not agree to sign the mutual nondisclosure and standstill agreement that the Company had prepared and delivered to Invivo.

  On February 7, 2000, Invivo made a public announcement that it had revised the Invivo Proposal to $12.00 per share, consisting of $6.00 per share in cash and $6.00 per share in Invivo common stock. The Company responded to this announcement with a press release, reiterating its willingness to meet with Invivo pursuant to the terms of a customary mutual nondisclosure and standstill agreement.

  At a regularly scheduled meeting of the Company Board on February 15, 2000, the Company Board heard presentations from the Company's senior management regarding (i) the highlights of the Company's operations in 1999, including financial performance, new product introductions and new product development efforts, (ii) the Company's three-year strategic plan for each business unit, and (iii) the Company's financial projections for 2000 through 2002. The Company Board also heard a presentation from representatives of SG Cowen that included a review of selected comparative financial and market trading information about companies in the medical technology industry, analysis of the relative market valuations reflected by the data presented and observations on the valuation implications for companies, such as the Company, with relatively slow growth in revenue and earnings, a small market capitalization and limited research analyst following. At the request of the Company Board the representatives of SG Cowen also reviewed with the Company Board several procedural alternatives available to a company seeking to identify and evaluate strategic alternatives that may be available to it. After discussion of the information presented by senior management and SG Cowen, the Company Board concluded that it would be appropriate to authorize the Company's financial advisors to develop and implement a process through which the Company could identify and explore strategic alternatives that may be available to it, including partnership or alliance arrangements, strategic investment opportunities, strategic business combination transaction opportunities or a sale of the Company. Accordingly, the Company Board authorized Mr. Adrion to direct SG Cowen to undertake such efforts. Thereafter, SG Cowen and the Company began to identify companies that could reasonably be expected to have a possible interest in a potential partnership, alliance, investment or business combination with the Company.

  In late February and early March 2000, SG Cowen contacted fifteen potential strategic partners to determine the level of interest in a potential strategic relationship or transaction with the Company. Of the fifteen parties contacted, six parties, including Parent, requested additional information, executed mutual nondisclosure and standstill agreements, and scheduled meetings with the management of the Company.

  On March 8, 2000, representatives of Company A met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Company A were also given access to the Company's data room.

  On March 9, 2000, representatives of Parent met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Parent were also given access to the Company's data room.

  On March 15, 2000, representatives of Company B met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Company B were also given access to the Company's data room.

  On March 21, 2000, representatives of Company C met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Company C were also given access to the Company's data room.

  On March 22, 2000, representatives of Company D met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Company D were also given access to the Company's data room.

  On March 27, 2000, SG Cowen requested that each of the six interested parties submit a preliminary, non-binding indication of interest for a partnership, alliance, investment or business combination with the Company, including a description of: (i) the proposed structure of the partnership, alliance, investment or business combination; (ii) the proposed form and amount of consideration offered, if any; (iii) a proposed time schedule and summary of additional due diligence required; and (iv) any substantive conditions that would be required as part of a definitive agreement.

  On March 29, 2000, representatives of Company E met with representatives of the Company and SG Cowen and discussed the business of the Company and management's expectations about the future performance of the Company. Representatives of Company E were also given access to the Company's data room.

  On March 31, 2000, representatives of Parent and the Company participated in a telephone conference call pursuant to Parent's request for additional information regarding the Company.

  On or about April 10, 2000, five of the six interested parties submitted, preliminary non-binding indications of interest to SG Cowen. All of the non-binding indications of interest related to proposals to acquire all of the outstanding capital stock of the Company.

  On April 12 and 13, 2000, Peter Soderberg, President and Chief Executive Officer of Parent, met with several members of the Company's management team at the Company's offices. Discussion included Parent's vision for the Company as its subsidiary, the Company's product development pipeline and key personnel.

  On April 17, 2000, a special meeting of the Company Board was held, which was also attended by the Company's financial advisors, legal counsel and certain members of the Company's senior management. Representatives of SG Cowen reviewed with the Board the process employed in identifying the parties with a potential interest in a strategic relationship or transaction with the Company, the process through which the six interested parties had been provided information about the Company and an opportunity to meet with management to discuss the Company's business and future prospectus, and the process employed in soliciting from such parties preliminary non-binding indications of interest in a strategic relationship or transaction. Representatives of SG Cowen then reviewed with the Company Board each of the five indications of interest received, including the form and amount of consideration offered and other significant elements of each proposal. Representatives of SG Cowen also shared with the Company Board their observations on the level of interest and seriousness of each party based on informal communications between SG Cowen and the parties or their financial advisors. The Company's legal counsel reviewed with the Board its duties and obligations in connection with the evaluation of the Company's strategic alternatives. The Company Board discussed each of the preliminary proposals. Although no decision was reached with respect to the proposed terms of any potential transaction, the Company Board, based on the advice of SG Cowen as to the relative valuations reflected by the indications of interest received, instructed Mr. Adrion and SG Cowen to continue discussions with Parent and Company B, and to encourage the other interested parties to continue their due diligence investigation with the instruction that their indicated value range would need to be increased to be competitive with other indications of interest received. None of the remaining interested parties increased their initial value ranges.

  On April 18, 2000, in connection with the announcement of the Company's financial results for the quarter ended March 31, 2000, the Company publicly announced that it had retained SG Cowen to assist the Company Board in exploring the Company's strategic alternatives, including a possible strategic business combination transaction or sale of the Company, and was actively engaged in that process.

  After the public announcement that the Company was engaged in the process of exploring its strategic alternatives, SG Cowen was contacted by Companies F and G, each of which indicated interest in participating in the process. Both companies were advised that access to confidential information about the Company was conditioned upon the execution of a mutual nondisclosure and standstill agreement. Company F declined to sign a mutual nondisclosure and standstill agreement and, accordingly was not given access to confidential information, but was invited to submit an indication of interest based on publicly available information.

  On April 24 and 25, 2000, representatives of Parent met with the management of the Company at the Company's offices for additional due diligence discussions.

  On April 25, 2000, a draft of an Agreement and Plan of Merger prepared by the Company's legal counsel along with a final bid instruction letter prepared by SG Cowen requesting final bids by May 12, 2000 were distributed to Parent and Company B.

  On April 25 and 26, 2000, representatives of Company B met with the management of the Company at the Company's offices for additional due diligence discussions.

  On May 1 and 2, 2000, representatives of Parent met with representatives of the Company at the Company's offices for additional diligence regarding key technologies, legal matters and information systems.

  On May 11, 2000, representatives of Parent and the Company had discussions regarding the continuation of employment of key employees of the Company after completion of the proposed acquisition.

  On May 12, 2000, Parent delivered to SG Cowen a proposal to acquire all of the issued and outstanding shares of the Company's Common Stock at an all-cash purchase price of $16.00 per share, subject to certain contingencies, including negotiation of the Agreement and Plan of Merger, the execution of amended and restated employment agreements by a minimum number of key employees and receipt by Parent of certain opinions of counsel regarding the Company's intellectual property. None of the terms were negotiated nor agreed upon by either the Company, the Company Board or SG Cowen. Parent also submitted a mark-up of the draft Agreement and Plan of Merger showing Parent's requested modifications to the document. Company B informed the Company that it had concluded that it could not reach the valuation indicated in its preliminary indication of interest and would not submit a final bid.

  On May 13, 2000 and May 15, 2000, the Company's legal counsel and SG Cowen discussed with Parent's legal counsel and financial advisors certain of the terms of the mark-up of the Agreement and Plan of Merger delivered to the Company's legal and financial advisors by Parent's legal and financial advisors.

  On May 15, 2000, Company G submitted a preliminary, non-binding indication of interest with respect to an acquisition of all of the outstanding capital stock of the Company. SG Cowen advised Company G that its indicated value range would need to be increased to be competitive with other indications of interest received.

  On May 16, 2000, at a regular meeting of the Company Board, also attended by the Company's legal and financial advisors, representatives of SG Cowen reviewed with the Company Board the terms of the proposal presented by Parent. The Company's legal counsel reviewed with the Company Board the terms and conditions of the mark-up of the draft Agreement and Plan of Merger delivered by Parent, and reviewed with the Company Board its duties and obligations in connection with considering a sale of the Company. Representatives of SG Cowen also reviewed with the Board its preliminary valuation analysis of the Company. After discussion the Company Board authorized the Company's management and advisors to begin negotiation of a definitive Agreement and Plan of Merger with Parent.

  From May 17, 2000 through May 24, 2000, representatives of the Company and its financial and legal advisors negotiated the terms of the Merger Agreement with representatives of Parent and its financial and legal advisors. During this period, representatives of Parent met with key employees of the Company to discuss and finalize the Amended and Restated Employment Agreements and the Retention Bonus Agreements.

  On the morning of May 24, 2000, the Company Board met to receive presentations from the Company's legal and financial advisors and to consider the Offer, the Merger and the Merger Agreement. At the meeting, SG Cowen delivered its oral opinion to the Company Board that, as of such date, the consideration to be received by the holders of shares of the Company's common stock pursuant to the Offer and Merger as contemplated by the Merger Agreement was fair, from a financial point of view, to such holders (and such oral opinion was subsequently confirmed by delivery of the written opinion of SG Cowen, dated May 24, 2000). The Company's legal counsel reviewed with the Company Board the principal terms and conditions of the Merger Agreement, including the nonsolicitation and termination fee provisions of the Merger Agreement. Following such presentations, receipt of the SG Cowen fairness opinion and further discussions by the Company Board, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company's shareholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and unanimously resolved to recommend that the Company's shareholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement and the Merger.

  On the evening of May 24, 2000, Parent, Merger Sub and the Company executed the Merger Agreement.

 Reasons for the Transaction; Factors Considered by the Company Board

  In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including those presented below:

    1. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the business in which the Company operates.

    2. The Company's prospects if it were to remain an independent, publicly traded company, including the risks of competing against companies that have far greater resources, distribution capacity, product offerings and market reach than the Company.

    3. Presentations from SG Cowen and the opinion of SG Cowen, dated May 24, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. A copy of the opinion delivered by SG Cowen to the Company

  Board, setting forth the procedures followed, the matters considered and the assumptions made by SG Cowen in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read the opinion in its entirety. The Company Board was aware that SG Cowen becomes entitled to certain fees described in Item 5 upon consummation of the Offer.

    4. The historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price represents (i) a premium of approximately 22 percent over the $13.125 closing price of the Shares on the Nasdaq Stock Market on May 24, 2000, the last full trading day before the announcement of the Merger Agreement, (ii) a premium of approximately 47 percent over the $10.88 closing price of the Shares on the Nasdaq Stock Market on April 17, 2000, the last full trading day before the date of the public announcement of the retention of SG Cowen to assist the Company in exploring its strategic alternatives, (iii) a premium of approximately 167 percent to the lowest closing price of the Shares on the Nasdaq Stock Market during the previous 52 weeks, and (iv) a premium of approximately 14 percent to the highest closing price of the Shares on the Nasdaq Stock Market during the previous 52 weeks.

    5. Valuations based on premiums paid in comparable acquisition transactions and discounted cash flow analysis.

    6. The process employed by SG Cowen in assisting the Company Board in exploring the Company's strategic alternatives as described under "Background of the Transaction," the fact that public disclosure was made that the Company was engaged in that process, and the fact that the Company did not receive an indication of interest or proposal from any party other than Parent that reflected a proposed price higher than the Offer Price.

    7. The fact that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders to obtain cash in exchange for their Shares earlier than in an alternative form of transaction.

    8. The likelihood that the Offer and the Merger would be consummated, including the fact that the Offer and the Merger are not subject to any financing condition and that Parent has represented that it has sufficient funds available to it to consummate the Offer and the Merger.

    9. The fact that, pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, the Company is required to obtain Parent's consent before it can take certain actions.

    10. The limited conditions to the Offer and the Merger and the limited ability of Parent and the Purchaser to terminate the Merger Agreement. The Board also considered the likelihood of obtaining required regulatory approval under the HSR Act, and the terms of the Merger Agreement regarding the obligations of the parties to pursue such regulatory approvals.

    11. The fact that, although the Merger Agreement prohibits the Company and its representatives from soliciting acquisition proposals from third parties, the Company and its representatives may furnish to a third party who has submitted an unsolicited acquisition proposal information concerning the Company's business, properties or assets, and participate in discussions or negotiations with such third party concerning an unsolicited proposal to acquire all or substantially all of the assets or outstanding capital stock of the Company that a majority of the Company's disinterested directors concludes in good faith, after consultation with its outside legal counsel and financial advisor and taking into account all the terms and conditions of such proposal, is more favorable to the Company's shareholders than the Offer and the Merger (a "Superior Proposal").

    12. The fact that the Merger Agreement permits the Company to terminate the Merger Agreement prior to the purchase of Shares by Parent in the Offer, to approve or recommend a Superior Proposal or enter into an agreement with respect to a Superior Proposal, provided that the Company pays Parent a termination fee of $5 million. The Company Board also considered the other circumstances under which the Company would be required to pay the $5 million termination fee to Parent. The Company Board considered the possible effect of the termination fee provisions of the Merger Agreement on third parties that might be interested in exploring an acquisition of the Company. In this regard, the Company Board recognized that Parent insisted on the termination fee provision as a condition to entering into the Merger Agreement.

    13. The fact that, although the Offer gives the Company's shareholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for shareholders to participate in the future growth and profits of the Company and would be a taxable transaction to shareholders.

  The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

  (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

  SG Cowen was retained pursuant to the terms of a letter agreement dated as of December 23, 1999 (the "SG Cowen Engagement Letter") to serve as the Company's exclusive financial advisor. Pursuant to the SG Cowen Engagement Letter, the Company paid SG Cowen a non-refundable cash retainer fee of $100,000 upon execution of the SG Cowen Engagement Letter, and agreed to pay SG Cowen an additional cash retainer fee of $100,000 every three months following the date of the such engagement letter, as well as a cash fee of $250,000 upon delivery of the first fairness opinion and a cash fee of $100,000 upon delivery of any subsequent fairness opinion. Upon the closing of a transfer of control of or a twenty-five percent interest in the Company or any of its businesses or assets, which would include the transactions contemplated by the Merger Agreement, the Company has agreed to pay SG Cowen a fee, payable in cash at closing, equal to one and one-quarter percent of the aggregate consideration up to $100 million, plus two percent of the aggregate consideration between $100 million and $120 million, plus three percent of the aggregate consideration in excess of $120 million, subject to a minimum fee of $1 million.

  Under the SG Cowen Engagement Letter, the Company has also agreed to reimburse SG Cowen for travel and all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel), and to indemnify SG Cowen and certain related parties, and hold each of them harmless against any and all losses, claims, damages, expenses or liabilities, joint or several, to which such parties may become subject arising in any manner out of or in connection with the SG Cowen Engagement Letter.

  A copy of SG Cowen's fairness opinion is attached as Annex A to this
Schedule 14D-9 and is incorporated by reference herein. Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

  Other than as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  Pursuant to the terms of the Company's 1993 Stock Option Plan for Nonemployee Directors, each nonemployee member of the Company Board was automatically granted an option to purchase 5,000 Shares at an exercise price of $15.69 per share after the Company's 2000 Annual Meeting of Shareholders on May 25, 2000.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (a)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

  (ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) any tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  (b) Except as indicated in Items 3 and 4 above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

 Oregon Business Corporation Act Sections 60.801 to 60.816 and 60.825 to
60.845

  Sections 60.801 through 60.816 of the OBCA (the "Control Share Act") provide that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by the corporation's shareholders. Section 60.801 of the Control Share Act defines "control shares" as voting shares of a public corporation that are acquired in a "control share acquisition," and defines a "control share acquisition" as an acquisition, whether direct or indirect of the ownership of or the power to direct the voting of voting shares of a public corporation in a transaction that causes the total voting power of the acquiring person in the election of directors of such public corporation to exceed one-fifth, one-third or one-half of the total voting power of all voting shares. Section 60.804 of the Control Share Act provides that a public corporation is subject to the provisions of the Control Share Act unless the corporation's articles of incorporation or bylaws provide that the act does not apply to acquisitions of its voting shares. At a meeting held May 24, 2000, the Company Board amended the Company Bylaws to provide that Sections
60.801 through 60.816 do not apply to acquisitions of the Company's voting shares, and, therefore, the Control Share Act is inapplicable to the Purchaser's acquisition of the Shares pursuant to the Offer.

  Sections 60.825 through 60.845 of the OBCA (the "Oregon Business Combination Act") regulate certain business combinations involving a corporation organized under Oregon law, such as the Company, with a shareholder beneficially owning fifteen percent or more of the outstanding voting stock of such corporation (an "Interested Shareholder"). The Oregon Business Combination Act provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Shareholder for a period of three years following the date such shareholder became an Interested Shareholder unless
(i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least eighty-five percent of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least sixty-six and two-thirds percent of the outstanding voting stock which is not owned by the Interested Shareholder. The Company Board approved the Merger Agreement and the Transaction prior to the Purchaser becoming an Interested Shareholder; therefore, the Oregon Business Combination Act is inapplicable to the Offer and the Merger.

 Oregon Business Corporation Act Section 60.491

  Under Section 60.491 of the OBCA, if the Purchaser acquires, pursuant to the Offer or otherwise, at least ninety percent of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's shareholders. However, if the Purchaser does not acquire at least ninety percent of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's shareholders will be required under the OBCA in order to effect the Merger.

 Section 14(f) Information Statement

  The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders.

 Antitrust

  Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

  Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a fifteen calendar day waiting period following the filing by Parent and the Purchaser of a Notification and Report Form with respect to the Offer. Such filing was made on June 5, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent and the Purchaser have substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with the Transaction, Parent, the Purchaser and the Company may engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the Transaction while such negotiations continue.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the Transaction, seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent, the Purchaser or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of Shares by the Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

 Dissenters' Rights

  The holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Chapter 60 of the OCBA ("Chapter 60") to dissent and obtain payment of the fair value for their Shares if the Shares are not quoted on the Nasdaq National Market on the record date for the meeting of shareholders at which the Merger is to be approved (if shareholder vote is required to approve the Merger) or on the date a copy or summary of the plan of merger is mailed to shareholders (if shareholder approval is not required to approve the Merger). Under Chapter 60, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial appraisal of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

  Under the OBCA, no dissenters' rights would be available to holders of the Shares if the Shares are quoted on the Nasdaq National Market on the record date for the meeting of shareholders at which the Merger is to be approved (if shareholder vote is required to approve the Merger) or on the date a copy or summary of the plan of merger is mailed to shareholders (if shareholder approval is not required to approve the Merger).

  Failure to follow the steps required by Chapter 60 for perfecting dissenters' rights may result in the loss of such rights.

 Rights Agreement

  On March 20, 1992, the Company entered into the Rights Agreement and the Company Board authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series D Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a purchase price of $40.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

  On the earlier to occur of (i) the close of business on the tenth day following a public announcement that any person or group of affiliated or associated persons has acquired beneficial ownership of twenty percent or more of the outstanding Shares (such a person, an "Acquiring Person") or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Company Board prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender or exchange offer, the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights will become exercisable and trade separately from the Common Stock.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of one hundred times the dividend declared per Share since the date of payment of the immediately preceding quarterly dividend. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of one hundred times the payment made per Share. Each Preferred Share will have one hundred votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive one hundred times the amount received per Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Share.

  In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or fifty percent or more of its consolidated assets or earning power are sold after a Person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of fifty percent or more of the outstanding Shares, the Company Board may exchange the Rights (other than Rights owned by such Person or group of Persons which will have become void), in whole or in part, at an exchange ratio of one Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  At any time before a person has become an Acquiring Person, the Company Board may redeem the Rights, in whole but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis with such conditions as the Company Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Company Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of one-one hundredth percent and the largest percentage of the outstanding Shares then known to the Company to be beneficially owned by any person and (ii) ten percent, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  In connection with the execution and delivery of the Merger Agreement, the Company and the Rights Agent entered into an amendment to the Rights Agreement effective as of May 24, 2000 (the "Amendment to the Rights Agreement"), in order to, among other things, (i) prevent Parent or the Purchaser from becoming or being deemed an Acquiring Person, and (ii) prevent a Distribution Date from occurring, in each case, as a result of (a) the approval, execution or delivery of the Merger Agreement or (b) announcement or commencement of the Offer or any purchase of Shares pursuant to the terms of the Merger Agreement. A copy of the Amendment to the Rights Agreement is filed herewith as Exhibit
(e)(22) and is incorporated herein by reference.

 Certain Financial Projections

  During the course of discussions between representatives of the Company and the Parent, the Company provided the Parent with the Company's summary forecasts of the Company's future financial performance during the years ending December 31, 2000, 2001 and 2002. In its provisional budget for fiscal years 2000, 2001 and 2002, the Company forecast that (i) during 2000 it would have sales of $77.0 million, income before taxes of $9.2 million and net income of $6.4 million; (ii) during 2001 it would have sales of $91.7 million, income before taxes of $13.0 million and net income of $9.1 million; and (iii) during 2002 it would have sales of $114.3 million, income before taxes of $19.7 million and net income of $13.8 million.

  The financial forecasts were prepared by the Company and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was made available to Parent and the Purchaser. Such forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. Such forecasts are based on a number of assumptions that are beyond the control of the Company or its financial advisors, including economic forecasting (both general and specific to the Company's business), which is inherently uncertain and subjective. Accordingly, there can be no assurance that the assumptions made in preparing such forecasts will prove accurate. It is expected that there will be differences between actual and forecasted results, and actual results may be materially greater or less than those contained in the forecasts. Neither the Purchaser, the Parent nor the Company nor their respective financial advisors assumes any responsibility for the validity, reasonableness, completeness or accuracy of any of such forecasts. The inclusion of the foregoing information should not be regarded as an indication that the Purchaser, the Parent, or the Company or any other person who provided or received such information considers it an accurate prediction of future events and the forecasts should not be relied upon as such. None of the Purchaser, the Parent, or the Company intends to update, revise or correct such information if it becomes inaccurate (even in the short term).

Item 9. Exhibits.

 Exhibit                               Description
   No.                                 -----------
 -------
 (a)(1)  Letter to Shareholders dated June 7, 2000 from Robert F. Adrion*

 (a)(2)  Opinion of SG Cowen Securities Corporation dated May 24, 2000
         (included as, and incorporated by reference to, Annex A attached hereto)*

 (a)(3)  Joint Press Release issued by Protocol Systems, Inc. and Welch Allyn,
         Inc. dated May 25, 2000 (incorporated by reference to the Schedule
         14D-9 filed with the Commission by the Company on May 25, 2000)

 (a)(4)  The Offer to Purchase dated June 7, 2000 (incorporated by reference to
         Exhibit (a)(1) to the Schedule TO of Welch Allyn, Inc. and Welch Allyn
         Acquisition Corporation filed with the Commission on June 7, 2000)

 (a)(5) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Welch Allyn, Inc. and Welch Allyn Acquisition
         Corporation filed with the Commission on June 7, 2000)

 (a)(6) The Information Statement of the Company dated June 7, 2000 (included as, and incorporated by reference to, Annex B attached hereto)*

 (e)(1)  Agreement and Plan of Merger, dated as of May 24, 2000, by and among
         Welch Allyn, Inc., Welch Allyn Acquisition Corporation and Protocol
         Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current
         Report on Form 8-K filed with the Commission by the Company on May 25,
         2000)

 (e)(2)  Confidentiality Agreement, dated as of March 9, 2000, between Welch
         Allyn, Inc. and Protocol Systems, Inc.

 (e)(3)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Edward M. Kolasinski dated May 23, 2000

 (e)(4)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Robert F. Adrion dated May 23, 2000

 (e)(5)  Executive Employment Agreement between Protocol Systems, Inc. and Ann
         P. Demaree dated May 23, 2000

 (e)(6)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and James P. Fee dated May 23, 2000

 (e)(7)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Donald M. Abbey dated May 23, 2000


 Exhibit
   No.                                 Description
 -------                               -----------
 (e)(8)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and James P. Welch dated May 23, 2000

 (e)(9)  Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Richard L. Roa dated May 23, 2000

 (e)(10) Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Chris E. Tew dated May 23, 2000

 (e)(11) Amended and Restated Executive Employment Agreement between Protocol
         Systems, Inc. and Allen L. Oyler dated May 23, 2000

 (e)(12) Retention Bonus Agreement between Protocol Systems, Inc. and James P.
         Welch dated May 23, 2000

 (e)(13) Retention Bonus Agreement between Protocol Systems, Inc. and Robert F.
         Adrion dated May 23, 2000

 (e)(14) Retention Bonus Agreement between Protocol Systems, Inc. and Ann P.
         Demaree dated May 23, 2000

 (e)(15) Retention Bonus Agreement between Protocol Systems, Inc. and James P.
         Fee dated May 23, 2000

 (e)(16) Retention Bonus Agreement between Protocol Systems, Inc. and Edward M.
         Kolasinski dated May 23, 2000

 (e)(17) Retention Bonus Agreement between Protocol Systems, Inc. and Allen L.
         Oyler dated May 23, 2000

 (e)(18) Retention Bonus Agreement between Protocol Systems, Inc. and Richard
         L. Roa dated May 23, 2000

 (e)(19) Retention Bonus Agreement between Protocol Systems, Inc. and Chris E.
         Tew dated May 23, 2000

 (e)(20) Retention Bonus Agreement between Protocol Systems, Inc. and Donald M.
         Abbey dated May 23, 2000

 (e)(21) Supplement to Amended and Restated Executive Employment Agreement between Protocol Systems, Inc. and Robert F. Adrion dated May 24, 2000

 (e)(22) First Amendment to Rights Agreement, dated as of May 24, 2000, between
         ChaseMellon Shareholder Services, L.L.C. and Protocol Systems, Inc.

--------

* Copy attached to, or enclosed with, copies of this Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Robert F. Adrion
                                          -------------------------------------
                                          Name: Robert F. Adrion
                                          Title: President and Chief Executive
                                           Officer

Dated: June 7, 2000.

[LOGO OF SG COWEN]


SG Cowen





SG Cowen Securities Corporation
1221 Avenue of the Americas
New York NY 10020
tel. 212 278 6000

                                                                         ANNEX A

May 24, 2000

Board of Directors
Protocol Systems, Inc.
8500 SW Creekside Pl.
Beaverton, OR 97008

Ladies and Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Protocol Systems, Inc. (the "Company") of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 24, 2000 (the "Agreement"), by and among the Company, Welch Allyn, Inc. ("Parent") and a wholly owned subsidiary of Parent ("Merger Sub").

  As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Merger Sub shall make a cash tender offer (the "Offer") to acquire all the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company and the associated Rights ("Company Common Stock" or the "Shares") at a purchase price of $16.00 per Share in cash (the "Consideration"). Following the consummation of the Offer and upon the terms and subject to the conditions set forth in the Agreement, Merger Sub shall merge with and into the Company, and all Shares that remain outstanding after expiration of the Offer will be converted into and be exchangeable for an amount equal to $16.00 in cash (together with the Offer, the "Transaction").

  SG Cowen Securities Corporation ("SG Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of December 23, 1999, a portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided commercial and investment banking services to the Company and have received fees for the rendering of such services.

  In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

  .   a draft of the Agreement dated May 21, 2000;

  . certain publicly available information for the Company, including its annual reports filed on Form 10-K for each of the years ended 1997, 1998 and 1999, and its quarterly reports filed on Form 10-Q for each of the quarters ended March 31, 1999, June 30, 1999, September 30, 1999 and March 31, 2000, and certain other relevant financial and operating data furnished to SG Cowen by the Company management;

Board of Directors
Protocol Systems, Inc.
May 24, 2000
Page 2

[LOGO OF SG COWEN]

  . certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the "Company Forecasts") prepared by the Company management;

  . discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

  . certain operating results, and the reported price and trading histories of the shares of the common stock of the Company as compared to certain operating results, and the reported price and trading histories of certain publicly traded companies we deemed relevant;

  . certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

  . such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted any physical inspection of the properties or facilities of the Company or the Parent. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such projections provide a reasonable basis for our opinion.

  We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised, in part, of rendering an opinion from a financial point of view with respect to the Consideration. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

  For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to

Board of Directors
Protocol Systems, Inc.
May 24, 2000
Page 3

[LOGO OF SG COWEN]

be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

  It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her Shares in the Offer or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Transaction.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

/s/ SG Cowen Securities

                                                                        ANNEX B

                            PROTOCOL SYSTEMS, INC.
                           8500 S.W. CREEKSIDE PLACE
                              BEAVERTON, OR 97008

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

  This information statement (the "Information Statement") is being mailed on or about June 7, 2000, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of Protocol Systems, Inc., an Oregon corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to seats on the Board of Directors of the Company (the "Company Board").

  On May 24, 2000, the Company, Welch Allyn, Inc., a New York corporation (the "Parent"), and Welch Allyn Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which
(i) Parent will cause the Purchaser to commence a cash tender offer (the "Offer") for all the outstanding Shares at a price of $16.00 per Share, and
(ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  As more fully described below, the Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees") to the Company Board as will give the Purchaser representation proportionate to its ownership interest of Shares. The Merger Agreement requires the Company to promptly take such actions as necessary to cause the Purchaser Designees to be elected to the Company Board. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

  The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Right to Designate Directors; Purchaser Designees

  The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this right) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any Affiliate of the Purchaser at such time bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the

Company Board of (i) each committee of the Company Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

  The Purchaser's right to appoint the Purchaser Designees to the Company Board without a meeting of the shareholders of the Company shall be subject to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed that it will promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Parent or the Purchaser have supplied to the Company in writing information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  Parent has informed the Company that it will select the Purchaser Designees from among Peter H. Soderberg (age 54), M. Jack Rudnick (age 52), Bonita L. Labosky (age 57), Daniel J. Fisher (age 46) and Douglas J. Linquest (age 39), each of whom (other than Mr. Linquest) is a director or executive officer of Parent. Information concerning those persons (other than Mr. Linquest) is contained in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9. Such information is incorporated herein by reference. Mr. Linquest has been the Business Unit Manager--Thermometry and Monitoring of Parent since January 1999. From October 1995 to December 1998, Mr. Linquest served as Marketing Manger--Vital Signs Business Group of Parent. Prior thereto, Mr. Linquest was Senior Product Manager--Vital Signs Group of Parent.

  In addition, Parent has informed the Company of its present intention to keep Mr. Robert F. Adrion, Ph.D., President and Chief Executive Officer of the Company, on the Company Board even if the Purchaser has the right to cause his removal or resignation from the Company Board under the terms of the Merger Agreement.

  Parent has also informed the Company that each of such persons, including Mr. Adrion, has consented to act as a director of the Company, if so designated. It is expected that none of the Purchaser Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

  Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent and the Purchaser, beneficially owns any securities (or any rights to acquire such securities) of the Company, except as otherwise set forth in Section 9 of the Offer to Purchase and except for 100 Shares owned by Mr. Linquest (none of which shares were acquired by Mr. Linquest in the last two years). The Company has been advised by Parent and the Purchaser that, to the best of Parent's and the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Offer to Purchase.

Certain Information Concerning the Company

  The Shares constitute the only class of voting securities of the Company. The holders of Common Stock are entitled to one vote per Share. As of May 26, 2000, there were 8,192,300 shares issued and outstanding.

Directors of the Company

  The Company Board currently consists of six directors divided into three classes, of which one class is elected annually by the shareholders for terms of three years or until their successors have been elected and qualified. In accordance with Article VII of the Company's Articles of Incorporation, directors are removable only for cause and at a meeting of shareholders called expressly for that purpose, by the vote of seventy-five percent of the votes then entitled to be cast for the election of directors.

  The following table sets forth certain information with respect to the individuals who are currently serving as directors of the Company (including age as of the date hereof, current principal occupation or employment and employment history). Unless otherwise noted, each individual is a citizen of the United States.

                                 Age Positions Held With the Company
                                 --- -------------------------------
   Robert F. Adrion, Ph.D. ....   58 President, Chief Executive Officer and
                                      Director

   Ronald S. Newbower, Ph.D. ..   56 Director

   Frank E. Samuel, Jr. .......   60 Director

   Curtis M. Stevens...........   47 Director

   David F. Bolender...........   68 Chairman of the Board of Directors

   Steven E. Wynne.............   48 Director

  Robert F. Adrion, Ph.D. Dr. Adrion joined the Company in August 1999 as President and at that time was named Chief Executive Officer and appointed to the Company Board. With thirty years experience in the medical device business, he had most recently served Becton Dickinson and Company as Worldwide President, Infusion Therapy and Injection Systems from 1998 through June 1999. Prior to that, Dr. Adrion was Worldwide President of Becton's Infusion Therapy division, held the position of President of Vascular Access division, and also had assignments in corporate planning and corporate research and development. Dr. Adrion received bachelors and master's degrees in Electrical Engineering and earned his doctorate in Physics from North Carolina State University.

  Ronald S. Newbower, Ph.D. Dr. Newbower was elected to the Company Board in 1994. Since 1997, Dr. Newbower has been Vice President for Research Management of Partners Healthcare System, and, since 1994, has also served as Senior Vice President, Research and Technology for Massachusetts General Hospital ("MGH"). Dr. Newbower was Vice President for Research and Technology Affairs of MGH and Associate General Director for Research and Technology Affairs of MGH from 1990 to 1994. Dr. Newbower has held appointments at MGH since 1973, where he has served as Deputy Director of the Division of Research Affairs, Director of Technology Development of the Office of Technology Affairs, and Director of the Department of Biomedical Engineering. He is currently also Associate Professor of Anaesthesia, Harvard--MIT Division of Health Sciences and Technology, Associate Professor of Anaesthesia, Harvard Medical School, and Lecturer in Electrical Engineering, Massachusetts Institute of Technology.

  Frank E. Samuel, Jr. Mr. Samuel was elected to the Company Board in 1994. Mr. Samuel has been President of Edison BioTechnology Center, an economic development organization for the biomedical technology field in the State of Ohio since February 1995. Prior to that date, Mr. Samuel was an independent consultant engaged in the business of advising senior management on governmental policy and regulation of health care and medical technology since 1990. Mr. Samuel was President of the Health Industry Manufacturers Association ("HIMA"), a national trade association representing medical technology manufacturers, from 1984 to 1989. Mr. Samuel also serves on the Board of Directors of STERIS Corporation.

  Curtis M. Stevens. Mr. Stevens was elected to the Company Board in 1998. Mr. Stevens is Vice President, Chief Financial Officer and Treasurer of Louisiana Pacific Corporation. From 1991 to 1997, Mr. Stevens served as Executive Vice President, Treasurer and Assistant Secretary of Planar Systems, Inc., a manufacturer of commercial flat panel display components. Mr. Stevens joined Planar Systems in 1983 and was elected Vice President and Chief Financial Officer in 1986. From 1976 to 1983, Mr. Stevens served in various capacities at Deloitte, Haskins & Sells (now Deloitte & Touche) in tax, audit and management consulting. Mr. Stevens is a Certified Public Accountant. Mr. Stevens received a BA in economics from the University of California, Los Angeles ("UCLA") and an MBA in finance from the Graduate School of Management at UCLA.

  David F. Bolender. Mr. Bolender was elected to the Company Board in 1996. In February 1998, Mr. Bolender was elected Chairman of the Company Board and Chief Executive Officer of the Company.

Mr. Bolender was named President of the Company in September 1998. Mr. Bolender served as President and Chief Executive Officer of the Company until August 1, 1999. From January 1989 to December 1991 Mr. Bolender served as President of the Electric Operations Group of PacifiCorp. Mr. Bolender is Chairman of the Board of Directors of Electro Scientific Industries, Inc. and has served in that capacity since 1992. Mr. Bolender also serves on the Board of Directors of Golden Northwest Aluminum, Inc.

  Steven E. Wynne. Mr. Wynne was elected to the Company Board in 1996. Mr. Wynne is currently the Chief Executive Officer of eteamz.com, Inc., an online community serving amateur sports. Mr. Wynne served as President and Chief Executive Officer of adidas America, Inc. from February 1995 to March 2000. Mr. Wynne was a partner in the law firm of Ater Wynne LLP, the Company's legal counsel, from 1984 to 1995. Mr. Wynne also serves on the Boards of Directors of Planar Systems, Inc. and FLIR Systems, Inc.

Other Information Concerning Current Directors

 Committees

  The Company Board has appointed a standing Audit Committee which, during the fiscal year ended December 31, 1999, conducted five meetings. The members of the Audit Committee currently are Messrs. Samuel and Stevens. The Audit Committee reviews the scope of the independent annual audit, the independent public accountants' letter to the Company Board concerning the effectiveness of the Company's internal financial and accounting controls and the Company Board's response to that letter, if deemed necessary. The Company Board also has appointed a Compensation Committee which reviews executive compensation and makes recommendations to the full Board regarding changes in compensation, and also administers the Company's stock option plans. During the fiscal year ended December 31, 1999, the Compensation Committee held one meeting. The members of the Compensation Committee currently are Messrs. Stevens and Wynne.

  During 1999 the Company Board held seven meetings. Each incumbent director attended more than seventy-five percent of the aggregate of the total number of meetings held by the Company Board and the total number of meetings held by all committees of the Company Board on which he served during the period that he served.

 Directors Compensation

  The members of the Company's Board are reimbursed for out-of-pocket and travel expenses incurred in attending Company Board meetings. In addition, nonemployee members of the Company Board receive a $10,000 annual retainer, $1,000 for each Board meeting attended in person, $500 for each Company Board meeting attended by telephone and $500 for each meeting of a committee of the Company Board attended, except the audit committee, for which $1,000 is paid for each meeting attended. Nonemployee directors who do not reside in the Portland, Oregon metropolitan area also receive a nonaccountable travel allowance of $1,000 for each Company Board meeting attended. Under the Company's 1993 Stock Option Plan for Nonemployee Directors (the "1993 Plan"), each person who becomes a nonemployee director automatically receives an initial option to purchase 20,000 shares of the Company's Common Stock immediately following the annual meeting at which such director is first elected to the Company Board. The initial option grant vests ratably on an annual basis over three years. Each nonemployee director automatically receives additional annual grants of options to purchase 5,000 shares after each annual meeting of shareholders (provided the nonemployee director continues to serve in that capacity) which are fully vested and exercisable on the date of grant. Each option expires ten years from the date of its grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the ten year term. The exercise price of options granted under the 1993 Plan may not be less than the fair market value of a share of Common Stock on the date of grant of the option.

 Compensation Committee Interlocks and Insider Participation

  During the fiscal year ended December 31, 1999, the members of the Compensation Committee were Messrs. Stevens and Wynne.

Executive Officers of the Company

  The names of the executive officers who are not also directors of the Company, their ages and certain information about them are set forth below:

           Name            Age                     Position
           ----            ---                     --------
 Don M. Abbey.............  33 Vice President--Quality Systems

 James P. Fee, Jr. .......  54 Vice President and General Manager--Portable
                               Monitoring

 Carl P. Hollstein, Jr. ..  60 Vice President--Manufacturing and Service

 Edward M. Kolasinski.....  42 Vice President--Finance, Chief Financial Officer
                               and Treasurer

 Allen L. Oyler...........  54 Vice President and General Manager--Medical
                                Device Technologies and Secretary

 Richard L. Roa...........  54 Vice President--Engineering

 Chris E. Tew.............  47 Vice President--Sales

 James P. Welch...........  49 Vice President and General Manager--Flexible
                               Monitoring

  Information concerning the principal occupation during at least the last five years of the executive officers of the Company who are not also directors of the Company is set forth below.

  Don M. Abbey. Mr. Abbey joined the Company in June 1998 as Vice President, Quality Systems. Before joining the Company, Mr. Abbey was Director, Quality Assurance at Heartstream, Inc., a manufacturer of medical defibrillators, from May 1996 to June 1998, and Manager, Quality Engineering at Heart Technology, a manufacturer of angioplasty devices, from August 1993 to May 1996.

  James P. Fee, Jr. Mr. Fee joined the Company in 1988 as Vice President, Marketing and Sales and in 1998 he became Vice President, Sales, Service and Communication. In 1999, Mr. Fee became Vice President, Sales and Marketing and was later named Vice President and General Manager--Portable Monitoring. Prior to joining the Company, Mr. Fee spent the previous 14 years with Physio Control Corporation, a manufacturer of cardiac defibrillators and subsidiary of Eli Lilly and Company. From 1987 to November 1988, Mr. Fee was
Vice President of Marketing and from 1982 to 1987 Vice President of Sales and Service of Physio Control Corporation.

  Carl P. Hollstein, Jr. Mr. Hollstein joined the Company in 1993 as Vice President, Manufacturing. In 1999 Mr. Hollstein was elected Senior Vice President, Manufacturing and was later named Vice President--Manufacturing and Service. Before joining the Company, Mr. Hollstein was a self-employed management consultant from 1991 to 1993. From 1978 to 1991, Mr. Hollstein worked for Intel Corporation, holding a variety of positions, including Engineering Manager; General Manager, Development Systems Operation; and Director of Quality Systems Group.

  Edward M. Kolasinski. Mr. Kolasinski joined the Company in 1996 at the time of the Company's acquisition of Pryon Corporation. Mr. Kolasinski was named President of Pryon in 1996, after spending the previous six years as its Vice President, Finance and Chief Financial Officer. In 1999 he was named
Vice President and General Manager of OEM Products and later became Vice President, Finance, Chief Financial Officer and Treasurer. Previously, Mr. Kolasinski spent seven years with Price Waterhouse, and was an officer and corporate controller at Rexnord, Inc.

  Allen L. Oyler. Mr. Oyler joined the Company in 1993 as Director, Human Resources and in 1994 was elected Vice President, Human Resources and Administration. In 1999 he became Vice President, Information Services, Human Resources and Administration and Secretary, and was later named Vice President and General Manager--Medical Device Technologies and Secretary. Prior to joining the Company, Mr. Oyler was Director, Human Resources at SpaceLabs from 1984 to 1993.

  Richard L. Roa. Mr. Roa joined the Company in July 1998 as Vice President, Engineering. Before joining the Company, Mr. Roa was Director, Biomedical Engineering at Baylor University Medical Center from 1989 to July 1998.

  Chris E. Tew. Mr. Tew joined the Company as Director of North American Sales in 1989 and in 1999 was named Vice President--Sales. Before joining the Company, he spent 7 years at CooperVision Cilco holding the director of sales and regional sales management positions. In 1985 Mr. Tew co-founded Health-Ware Management Company, Inc. and served on the board of directors until the company was sold in 1996.

  James P. Welch. Mr. Welch joined the Company in 1991 as Vice President, Engineering, became Vice President, Quality Systems in July 1994 and Vice President, Business and Market Development in December 1996 In 1998, he became Vice President, Marketing and Business Development. In 1999 he was elected Senior Vice President, Systems, Marketing and Service and was later named Vice President and General Manager--Flexible Monitoring. Prior to joining the Company, Mr. Welch served for ten years as Director of Hospital Clinical Engineering, Special Assistant to the Office of Technology Affairs and Associate Director of the Anesthesia Bioengineering Unit at Massachusetts General Hospital, in Boston, Massachusetts.

Common Stock Ownership of Management and Other Beneficial Holders

  The following table sets forth certain information regarding the ownership of the Common Stock as of May 26, 2000 with respect to: (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers, and (iv) all directors and executive officers as a group.

                                                   Shares of        Percent of
                                                 Common Stock      Common Stock
         Name and Business Address           Beneficially Owned(1) Outstanding
         -------------------------           --------------------- ------------
EQSF Advisers, Inc.(2).....................        1,120,600           13.7%
 M.J. Whitman Advisers, Inc.
 Martin J. Whitman
 767 Third Avenue
 New York, NY 10017

Westport Asset Management, Inc.(3).........          862,450           10.5
 253 Riverside Avenue
 Westport, CT 06880

Dimensional Fund Advisors, Inc.(4).........          581,800            7.1
 1299 Ocean Avenue
 Santa Monica, CA 90401

Wellington Management Company, LLP(5)......          536,200            6.5
 75 State Street
 Boston, MA 02109

Robert F. Adrion...........................              --             --

David F. Bolender..........................          188,166            2.3

Ronald S. Newbower.........................           20,000             *

Frank E. Samuel, Jr........................           25,000             *

Curtis M. Stevens..........................           18,067             *

Steven E. Wynne............................           30,000             *

James P. Fee, Jr...........................          132,379            1.6

Carl P. Hollstein, Jr......................           66,927             *

Allen L. Oyler.............................           48,452             *

James P. Welch.............................           64,927             *

Executive Officers and Directors as a group
 (14 persons)..............................          678,024            7.8

--------
 *  less than one percent

(1) Beneficial ownership is determined in accordance with rules of the Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from May 26, 2000 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person, but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 26, 2000 is as follows: Mr. Bolender--134,666; Mr. Newbower--20,000; Mr. Samuel-- 25,000; Mr. Stevens--16,667; Mr. Wynne--26,000; Mr. Fee--83,250; Mr.
    Hollstein--0; Mr. Oyler--44,250; Mr. Welch--60,134 and all directors and officers as a group--545,134.

(2) This information as to beneficial ownership is based on a Schedule 13G filed by EQSF Advisers, Inc. ("EQSF"), M.J. Whitman Advisers, Inc. ("MJWA") and Martin J. Whitman ("Whitman") with the

    Securities and Exchange Commission on February 14, 2000. The Schedule 13G states that (i) EQSF is the beneficial owner of 1,120,600 shares of Common Stock as to which it has sole voting and dispositive power; (ii) MJWA is the beneficial owner of 6,700 shares of Common Stock as to which it has sole voting and dispositive power; and (iii) Whitman is the controlling person of EQSF and MJWA, but disclaims beneficial ownership of the shares of Common Stock beneficially owned by such entities.

(3) This information as to beneficial ownership is based on a Schedule 13G filed by Westport Asset Management, Inc. ("Westport") with the Securities and Exchange Commission on February 16, 2000. The Schedule 13G states that Westport has shared voting power as to 613,450 shares of Common Stock and dispositive power as to 862,450 shares of Common Stock.

(4) This information as to beneficial ownership is based on a Schedule 13G filed by Dimensional Fund Advisors, Inc. ("Dimensional") with the Securities and Exchange Commission on February 3, 2000. The Schedule 13G states that Dimensional, in its capacity as investment adviser or manager, has sole voting and dispositive power as to 581,800 shares of Common Stock. Dimensional disclaims beneficial ownership of such shares.

(5) This information as to beneficial ownership is based on a Schedule 13G filed by Wellington Management Company, LLP ("WMC") with the Securities and Exchange Commission on February 11, 2000. The Schedule 13G states that WMC, in its capacity as investment advisor, may be deemed to be the beneficial owner of 536,200 shares of Common Stock, which are owned by numerous investment counseling clients. The Schedule 13G states that WMC has shared voting power as to 263,200 shares and has shared dispositive power as to 536,200 shares of Common Stock.

Executive Compensation

  The following table provides certain summary information concerning compensation of each person who served as the Company's Chief Executive Officer during 1999 and each of the four other most highly compensated executive officers of the Company (the "named executive officers") for the fiscal years ending December 31, 1997, 1998 and 1999.

                                                        Long-term
                                                       Compensation
                                                       ------------
                                                        Securities
                                                        Underlying
                               Annual Compensation        Stock
                              ------------------------   Options     All Other
 Name and Principal Position  Year  Salary      Bonus    Granted    Compensation
 ---------------------------  ---- --------    ------- ------------ ------------
Robert F. Adrion(1).......... 1999 $115,390    $70,000   200,000      $78,371(2)
 President and Chief
  Executive
 Officer

David F. Bolender(3)......... 1999   78,750(4)     --     40,000       17,500(5)
 Chairman of the Board        1998  144,375(6)     --     80,000          --

James P. Fee, Jr. ........... 1999  164,615     97,505    30,000        1,786(7)
 Vice President and General   1998  153,846     54,763       --         1,786(7)
 Manager B Portable
  Monitoring                  1997  139,231     38,893       --         1,842(7)

Carl P. Hollstein, Jr. ...... 1999  166,692     60,992    30,000        1,786(7)
 Vice President--
  Manufacturing               1998  150,969     30,546       --         1,786(7)
 and Service                  1997  129,423        --        --         1,696(7)

Allen L. Oyler............... 1999  164,615     70,569    30,000        2,000(7)
 Vice President and General   1998  150,769     29,969       --         1,931(7)
 Manager--Medical Device      1997  129,115        --        --         1,879(7)
 Technologies and Secretary

James P. Welch............... 1999  168,077     82,260    30,000        1,389(7)
 Vice President and General   1998  153,846     32,432       --         1,389(7)
 Manager--Flexible Monitoring 1997  139,039        --        --         1,319(7)

--------
(1) Mr. Adrion was elected as Chief Executive Officer on August 1, 1999.

(2) The amount represents payments made to Mr. Adrion in connection with his relocation costs.

(3) Mr. Bolender served as Chief Executive Officer from February 20, 1998 to August 1, 1999.

(4) This amount is the dollar value of 10,000 shares of Common Stock granted to Mr. Bolender in lieu of cash compensation based on the market value of the Common Stock on the date of grant.

(5) Includes $15,000 paid to Mr. Bolender for consulting services provided from August 1, 1999 through December 31, 1999 and $2,500 paid to Mr. Bolender for his services on the Board of Directors from August 1, 1999 through December 31, 1999.

(6) This amount is the dollar value of 20,000 shares of Common Stock granted to Mr. Bolender in lieu of cash compensation based on the market value of the Common Stock on the date of grant.

(7) Matching amounts contributed on behalf of the named executive officer to the Company sponsored 401(k) employee savings plan covering all of the Company's employees.

 Stock Options

  The following table sets forth information concerning options granted to the named executive officers during the year ended December 31, 1999.

                       Option Grants in Last Fiscal Year

                                    Percent of                      Potential Realizable Value
                         Number of    Total                           at Assumed Annual Rates
                         Securities  Options                        of Stock Price Appreciation
                         Underlying Granted to Exercise                 for Option Term(3)
                          Options   Employees  Price Per Expiration ---------------------------
Name                     Granted(1)  in 1999   Share(2)     Date         5%            10%
----                     ---------- ---------- --------- ---------- ------------- -------------
Robert F. Adrion........  200,000       34%     $8.50     8/6/2009  $   1,069,121 $   2,709,362
David F. Bolender.......   40,000        7%      7.875   8/20/2009        198,102       502,029
James P. Fee............   30,000        5%      7.25     2/5/2009        136,785       346,639
Carl P. Hollstein,
 Jr. ...................   30,000        5%      7.25     2/5/2009        136,785       346,639
Allen L. Oyler..........   30,000        5%      7.25     2/5/2009        136,785       346,639
James P. Welch..........   30,000        5%      7.25     2/5/2009        136,785       346,639

--------
(1) Options granted in 1999 generally become exercisable one year from the grant date, with 25% of the options becoming exercisable at that time and with an additional 25% of the options becoming exercisable each year thereafter. Options granted to Mr. Bolender in 1999 become exercisable starting one month after the grant date, with 1/12 of the options becoming exercisable at that time and with an additional 1/12 of the options becoming exercisable each month thereafter.

(2) Exercise price per share is equal to the closing price of the Common Stock on the date of grant.

(3) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Common Stock compounded annually for a ten-year period. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.

 Option Exercises and Holdings

  The following table provides information, with respect to the named executive officers, concerning unexercised options held as of December 31, 1999. None of the named executive officers exercised any options during the year ended December 31, 1999.

                              Number of Securities      Value of Unexercised
                             Underlying Unexercised         In-the-Money
                                Options at FY-End       Options at FY-End(1)
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
Robert F. Adrion...........       --       200,000          --      $100,000
David F. Bolender..........   106,333       26,667     $ 18,000       30,000
James P. Fee, Jr. .........    95,321       36,346      282,054       52,500
Carl P. Hollstein, Jr. ....    45,750       35,250       52,500       52,500
Allen L. Oyler.............    34,250       35,750       33,750       52,500
James P. Welch.............    48,884       38,250      112,713       52,500

--------
(1) The value of unexercised in-the-money options is based on the difference between $9.00, which was the closing price of the Common Stock on December 31, 1999, and the applicable exercise price.

 Long-Term Incentive Plan Awards

  The following table provides information concerning long-term incentive plan awards during the year ended December 31, 1999.

                                                             Estimated Future
                                                                Payouts(1)
                                  Performance or            -------------------
                                   Other Period   Threshold  Target    Maximum
                       Number of Until Maturation Number of Number of Number of
Name                    Shares      or Payout      Shares    Shares    Shares
----                   --------- ---------------- --------- --------- ---------
Robert F. Adrion......  20,000   8/31/99-1/31/02       0     20,000    20,000
                        20,000   8/31/99-1/31/03       0     20,000    20,000
                        20,000   8/31/99-1/31/04       0     20,000    20,000

--------
(1) Payouts of awards are conditioned upon achievement of specified levels of appreciation in the market price of the Common Stock during the specified performance period and Mr. Adrion's continued employment with the Company at the end of the performance period. No payout will be made if these conditions are not satisfied as of the end of the specified performance period. The full amount of the award will be paid if these conditions are satisfied as of the end of the specified performance period.

Employment and Severance Arrangements

 Employment Agreements

  The Company has entered into employment agreements (the "Employment Agreements") with each of its executive officers. The Employment Agreements generally are for a term ending July 1, 2001, provided that if a "Change of Control" (as defined in the Employment Agreements and described below) occurs before that date, the Employment Agreements will continue in effect until two years after the Change of Control. Mr. Adrion's Employment Agreement is for a term ending December 31, 2001, provided that thereafter the term of the Agreement will be automatically extended for successive one-year terms unless six months notice of nonrenewal is given by either party. Each Employment Agreement may be terminated by either party upon seventy-five days written notice (thirty days in the case of Mr. Adrion). If an Employment Agreement is terminated by the Company without "Cause" (as defined in the Employment Agreements and described below), the executive officer is entitled to receive a lump sum payment equal to one year's base salary (or in the case of Mr. Adrion, an amount equal to his base salary for the remaining term of the Agreement, and, in the case of Messrs. Abbey, Roa and Tew, six months base salary) plus an amount equal to any quarterly bonus or incentive payment and any annual bonus or incentive payment that the executive officer would have been entitled to had he remained employed for the remainder of the period to which the payment related, provided that the amount of such payment shall be pro rated based on the portion of the period actually employed. If an Employment Agreement is terminated for Cause, all pay and benefits under the Employment Agreement will cease as of the effective date of the termination. In the event of the death of an executive officer, the estate of the executive officer would receive a lump sum payment equal to six months base salary at the then current rate. In the event of the termination of an Employment Agreement due to an executive officer's disability, the executive officer would continue to receive his base salary for five months after he was no longer able to perform his duties. In the event of either death or disability, the executive officer would also be entitled to receive a payment equal to any incentive bonus the executive officer would have earned, pro rated based on the portion of the period actually employed.

  For a period of two years following a Change of Control, each executive officer would have the right to terminate his employment for "Good Reason" (as defined in the Employment Agreements and described below), and to receive upon such termination or upon a termination by the Company other than for Cause, a lump sum payment in an amount equal to two times his then-current base salary (or, in the case of Messrs. Abbey, Roa and Tew, one times base salary), plus an amount equal to the greater of (i) two times the amount the executive officer would have received in incentive plan bonuses for the year in which the termination occurred if the target goals had been achieved for the year (or, in the case of Messrs. Abbey, Roa and Tew, one times the amount), or
(ii) the
actual amount of the incentive bonus the executive officer would have been entitled to receive for the year based on the Company's actual performance. In addition, the executive officers would be entitled to the continuation of health and insurance benefits for certain periods. Each Employment Agreement includes a covenant not to compete that prohibits the executive officer from owning, operating or working for any business in the United States that is selling or developing products that compete with those of the Company for a period of twelve months after his employment with the Company is terminated, unless such employment was terminated by the Company without Cause. The Employment Agreements also provide that all outstanding unvested stock options shall immediately become fully vested upon a termination of employment following a Change of Control.

  For purposes of the Employment Agreements, a "Change of Control" includes
(i) any merger or consolidation transaction that results in the shareholders of the Company immediately before such transaction owning less than fifty percent of the total combined voting power of the surviving corporation in the transaction, (ii) the acquisition by any person of twenty percent or more of the Company's total combined voting power, (iii) the liquidation of the Company or the sale of substantially all of its assets, or (iv) a change in the composition of the Board of Directors during any twenty-four month period such that the directors in office at the beginning of the period and/or their successors who were elected by or on the recommendation of the directors in office at the beginning of the period do not constitute at least a seventy percent majority of the Board. For purposes of the Employment Agreements, "Cause" means the failure to satisfactorily perform the duties assigned to the executive officer within a certain period after notice of such failure is given or commission of certain illegal or wrongful acts. For purposes of the Employment Agreements, "Good Reason" includes any of the following events that have occurred after a Change of Control and have not been corrected within thirty days after written notice by the executive of such event: (i) a change in executive's reporting responsibilities, titles or offices as in effect immediately prior to the Change of Control which has the effect of materially diminishing the executive's responsibility or authority; (ii) a reduction in the executive's base salary as in effect before the Change of Control; (iii) a requirement that the executive be based anywhere other than within twenty-five miles of the executive's job location at the time of the Change of Control;
(iv) a material diminishment in the benefit plans in which the executive was participating immediately before the Change of Control; or (v) a material breach of the Employment Agreement by the Company.

Amended and Restated Executive Employment Agreements

  In connection with the execution of the Merger Agreement, the Company, at the request of Parent, entered into an Amended and Restated Executive Employment Agreement (each, a "Restated Employment Agreement") with each of its executive officers. The Restated Employment Agreements amend and restate the Employment Agreements described above and will become effective only upon the purchase of Shares pursuant to the Offer (the "Effective Date"), and will be null and void if Shares are not purchased pursuant to the Offer. Each Restated Employment Agreement specifies the executive officer's base salary and target bonus. The Restated Employment Agreements are for a term ending two years after the Effective Date, provided that if a "Change of Control" (as defined in the Restated Employment Agreements and described below) occurs before that date, the Restated Employment Agreements will continue in effect until one year after the Change of Control. If a Restated Employment Agreement is terminated by the Company without "Cause" (as defined in the Restated Employment Agreements and described below) or is terminated by the executive officer for "Good Reason" (as defined in the Restated Employment Agreements and described below) within two years after the Effective Date, the executive officer is entitled to receive a lump sum payment equal to one year's base salary plus an amount equal to any annual bonus that the executive officer would have been entitled to had he remained employed for the remainder of the fiscal year in which the termination occurred, provided that the amount of such payment shall be pro rated based on the portion of the period actually employed. If a Restated Employment Agreement is terminated for Cause, all pay and benefits under the Employment Agreement will cease as of the effective date of the termination. In the event of the death of an executive officer, the estate of the executive officer would receive a lump sum payment equal to six months base salary at the then current rate. In the event of the termination of a Restated Employment Agreement due to an executive officer's disability, the executive officer would continue to receive his base salary for five months after he was no longer able to perform his duties. In the event of either death or disability, the executive officer would also be entitled to receive a payment equal to any incentive bonus the executive officer would have earned, pro rated based on the portion of the period actually employed.

  For a period of one year following a Change of Control, each executive officer would have the right to terminate his employment for Good Reason and to receive upon such termination or upon a termination by the Company other than for Cause, a lump sum payment in an amount equal to 12 months base salary (or, in the case of Messrs. Adrion, Fee and Welch, 24 months base salary), plus an amount equal to the amount the executive officer would have received in incentive plan bonuses for the year in which the termination occurred based on the Company's actual performance for the year (or, in the case of Messrs. Adrion, Fee and Welch, two times the amount). With respect to any termination by the Company without Cause or any termination by an executive officer for Good Reason, the executive officer would be entitled to the continuation of health and insurance benefits for certain periods. Each Restated Employment Agreement includes a covenant not to compete that prohibits the executive officer from owning, operating or working for any business in the United States that is selling or developing products that compete with those of the Company for a period of twelve months after his employment with the Company is terminated.

  For purposes of the Restated Employment Agreements, a "Change of Control" includes (i) any merger or consolidation transaction to which Parent or the Company is a party that results in the shareholders of the Company or Parent (as the case may be) immediately before such transaction owning less than fifty percent of the total combined voting power of the surviving corporation in the transaction, (ii) the sale of substantially all of the assets of Parent or the Company to any person that is not an affiliate of Parent, or (iii) shareholder approval of the liquidation of the Company. For purposes of the Restated Employment Agreements, "Cause" means the failure to satisfactorily perform the duties assigned to the executive officer within a certain period after notice of such failure is given or commission of certain illegal or wrongful acts. For purposes of the Restated Employment Agreements, "Good Reason" includes any of the following events that have not been corrected within thirty days after written notice by the executive of such event: (i) a change in executive's reporting responsibilities, titles or offices which has the effect of materially diminishing the executive's responsibility or authority, other than a change in administrative responsibilities attributable to conversion of the Company from a public company to a subsidiary of a private company as a result of the Merger; (ii) a reduction in the executive's base salary or in the target percentage of incentive compensation to which the executive is entitled; (iii) a material reduction in the aggregate expenditures to provide certain employee benefits to the executive other than reductions in cost achieved without a material reduction in benefits to the executive; (iv) the failure of the Company to implement a new management bonus plan and/or a new long-term incentive plan; (v) a requirement that the executive be based anywhere other than within twenty-five miles of the executive's job location at the time of the Change of Control; or (vi) a material breach of the Restated Employment Agreement by the Company.

  The Restated Employment Agreements provide that the consummation of the transactions contemplated by the Merger Agreement will not constitute a "Change of Control" for purposes of the existing Employment Agreements and include an unconditional waiver by the executive officer of all rights granted to the executive officer under the existing Employment Agreements that might result from the transaction contemplated by the Merger Agreement. Mr. Adrion's Restated Employment Agreement also states that he waives all rights granted to him by virtue of the Company's offer of employment letter dated June 16, 1999. Such rights include his right to receive certain restricted stock awards in the future. See "Long-Term Incentive Plan Awards" above. In consideration of this waiver of rights, Mr. Adrion and Parent entered into an agreement dated May 24, 2000 pursuant to which Mr. Adrion will receive certain additional grants under the long-term incentive plan to be established by Parent. A copy of each Restated Employment Agreement is filed as an exhibit to the
Schedule 14D-9 and is incorporated herein by reference.

Retention Bonus Agreements

  In connection with the execution of the Restated Employment Agreements, each executive officer also entered into a Retention Bonus Agreement (each, a "Retention Bonus Agreement") with the Company. The

Retention Bonus Agreements will become effective only upon the purchase of Shares pursuant to the Offer, and will be null and void if Shares are not purchased pursuant to the Offer. Each Retention Bonus Agreement provides for the payment of a bonus in an amount equal to a specified percentage of the executive officer's base salary on each of the first and second annual anniversaries of the effective date of the Retention Bonus Agreement, provided that the executive officer is still employed by the Company on the payment date. The Retention Bonus Agreements permit the executive officers to elect an alternative payment methodology that provides bonus payments on the sixth month and second annual anniversaries of the effective date of the Retention Bonus Agreement under the same conditions described above. A copy of each Retention Bonus Agreement is filed as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

Compensation Committee Report on Executive Compensation

  Under rules established by the Commission, the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company's Chief Executive Officer and the four other most highly compensated executive officers. In fulfillment of this requirement, the Compensation Committee has prepared the following report for inclusion in its most recent Proxy Statement.

  Compensation Philosophy. The Compensation Committee of the Company Board, which is responsible for reviewing and evaluating the compensation of the Company's executive officers, approves and recommends to the Company Board compensation and award levels for executive officers of the Company. With regard to compensation actions affecting the Chief Executive Officer, all of the non-employee members of the Company Board act as the approving body.

  The executive compensation program of the Company has been designed to:

  . Support a pay for performance policy that is tied to corporate and individual performance;

  . Motivate executive officers to achieve strategic business initiatives and reward them for their achievement;

  . Provide compensation opportunities which are comparable to those offered by similarly-sized medical and technology-based companies;

  . Align the interest of executives with the long-term interest of shareholders through award opportunities that can result in ownership of Common Stock.

  Currently, the executive compensation program is comprised of a base salary, cash bonus opportunities and long-term incentive opportunities in the form of stock options, along with benefits offered to all employees of the Company. As an executive's level of responsibility increases, a greater portion of his or her potential total compensation opportunity is based on performance incentives and less on salary and employee benefits, causing greater variability in the individual's total compensation level from year-to-year.

  Base Salaries. The base salaries of the Company's executive officers for 1999 were generally established effective May 22, 1999. In establishing those salaries, the Compensation Committee considered information about salaries paid by companies of comparable size in the electronics and medical electronics industry, individual performance, position, and internal comparability considerations. While all of these factors were considered, the Compensation Committee did not assign specific weights to any of these factors.

  Bonus Plan. The bonus program for officers is designed to recognize significant individual contributions as well as Company performance. Actual bonus payments to executive officers in 1999 ranged from twenty-eight percent to sixty-one percent of base salary.

  Stock Plans. The long-term, performance-based compensation of executive officers takes the form of option awards under the Company's 1992 and 1998 stock incentive plans (the "Stock Option Plans"), which are designed to align a significant portion of the executive compensation program with long-term shareholder interests. The Stock Option Plans permit the granting of several different types of stock-based awards. The Compensation Committee believes that equity-based compensation ensures that the Company's executive officers have a continuing stake in the long-term success of the Company. All options granted by the Company have been granted with an exercise price equal to the market price of the Common Stock on the date of grant and, accordingly, will only have value if the Company's stock price increases. In granting options under the Stock Option Plans, the Compensation Committee generally takes into account each executive's responsibilities, relative position in the Company and past grants.

  Chief Executive Officer Compensation. Effective August 1, 1999 Robert F. Adrion was hired as the Company's President and Chief Executive Officer. Mr. Adrion's base annual salary was fixed at $300,000 with an annual cash incentive opportunity of up to sixty percent of base salary based on achievement of target goals established each year by the Compensation Committee. Mr. Adrion was also awarded options to purchase 200,000 shares of Common Stock at an exercise price equal to fair market value of the Common Stock on the date of grant which vest annually over four years. Mr. Adrion was also awarded the right to receive 20,000 shares of Common Stock on each of January 31, 2002, 2003 and 2004 conditioned upon achievement of specified levels of appreciation in the market price of the Common Stock during the periods from August 1, 1999 to the specified dates and Mr. Adrion's continued employment with the Company on the specified dates. Mr. Adrion's compensation package was determined by the Compensation Committee based on Mr. Adrion's previous experience, the results of surveys and analysis of the compensation levels of other similar companies and negotiations with Mr. Adrion. Mr. Adrion received a cash incentive payment of $70,000 for 1999 based on the achievement of the target goals established by the Compensation Committee.

  Mr. Bolender served as Chief Executive Officer through July 1999. In lieu of cash compensation, Mr. Bolender received a grant of 10,000 shares of Common Stock and was awarded an option to purchase 40,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant vesting monthly over a twelve-month period.

Compensation Committee

Curtis M. Stevens
Steven E. Wynne

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Commission. Such persons also are required to furnish the Company with copies of all Section 16(a) reports they file.

  Based solely on its review of the copies of such reports received by it with respect to fiscal 1999, or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, officers and persons who own more than ten percent of a registered class of the Company's equity securities have been complied with for fiscal 1999.

                               INDEX TO EXHIBITS

 Exhibit No.                            Description
 ------------                           -----------
 (a)(1)        Letter to Shareholders dated June 7, 2000 from Robert F.
               Adrion*

 (a)(2)        Opinion of SG Cowen Securities Corporation dated May 24, 2000
               (included as, and incorporated by reference to, Annex A attached hereto)*

 (a)(3)        Joint Press Release issued by Protocol Systems, Inc. and Welch
               Allyn, Inc. dated May 25, 2000 (incorporated by reference to the Schedule 14D-9 filed with the Commission by the Company on May 25, 2000)

 (a)(4) The Offer to Purchase dated June 7, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Welch Allyn,
               Inc. and Welch Allyn Acquisition Corporation filed with the
               Commission on June 7, 2000)

 (a)(5)        Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) to the Schedule TO of Welch Allyn, Inc. and Welch Allyn
               Acquisition Corporation filed with the Commission on June 7,
               2000)

 (a)(6)        The Information Statement of the Company dated June 7, 2000
               (included as, and incorporated by reference to, Annex B attached hereto)*

 (e)(1) Agreement and Plan of Merger, dated as of May 24, 2000, by and among Welch Allyn, Inc., Welch Allyn Acquisition Corporation and Protocol Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Commission by the Company on May 25, 2000)

 (e)(2)        Confidentiality Agreement, dated as of March 9, 2000, between
               Welch Allyn, Inc. and Protocol Systems, Inc.

 (e)(3)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Edward M. Kolasinski dated May 23,
               2000

 (e)(4)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Robert F. Adrion dated May 23, 2000

 (e)(5)        Executive Employment Agreement between Protocol Systems, Inc.
               and Ann P. Demaree dated May 23, 2000

 (e)(6)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and James P. Fee dated May 23, 2000

 (e)(7)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Donald M. Abbey dated May 23, 2000

 (e)(8)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and James P. Welch dated May 23, 2000

 (e)(9)        Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Richard L. Roa dated May 23, 2000

 (e)(10)       Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Chris E. Tew dated May 23, 2000

 (e)(11)       Amended and Restated Executive Employment Agreement between
               Protocol Systems, Inc. and Allen L. Oyler dated May 23, 2000

 (e)(12)       Retention Bonus Agreement between Protocol Systems, Inc. and
               James P. Welch dated May 23, 2000

 (e)(13)       Retention Bonus Agreement between Protocol Systems, Inc. and
               Robert F. Adrion dated May 23, 2000


 (e)(14)  Retention Bonus Agreement between Protocol Systems, Inc. and Ann P.
          Demaree dated May 23, 2000

 (e)(15)  Retention Bonus Agreement between Protocol Systems, Inc. and James
          P. Fee dated May 23, 2000

 (e)(16)  Retention Bonus Agreement between Protocol Systems, Inc. and Edward
          M. Kolasinski dated May 23, 2000

 (e)(17)  Retention Bonus Agreement between Protocol Systems, Inc. and Allen
          L. Oyler dated May 23, 2000

 (e)(18)  Retention Bonus Agreement between Protocol Systems, Inc. and Richard
          L. Roa dated May 23, 2000

 (e)(19)  Retention Bonus Agreement between Protocol Systems, Inc. and Chris
          E. Tew dated May 23, 2000

 (e)(20)  Retention Bonus Agreement between Protocol Systems, Inc. and Donald
          M. Abbey dated May 23, 2000

 (e)(21)  Supplement to Amended and Restated Executive Employment Agreement
          between Protocol Systems, Inc. and Robert F. Adrion dated May 24,
          2000

 (e)(22) First Amendment to Rights Agreement, dated as of May 24, 2000, between ChaseMellon Shareholder Services, L.L.C. and Protocol
          Systems, Inc.

--------
*Copy attached to, or enclosed with, copies of this Schedule 14D-9 mailed to shareholders.